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                           CENTURY PROPERTIES FUND XIX
                     C/O FOX CAPITAL MANAGEMENT CORPORATION
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                  April 8, 2005

Dear Limited Partner:

         As you may be aware by now, Accelerated High Yield Institutional Investors, Ltd., L.P., MacKenzie Specified Income Fund, MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P., MPF Dewaay Premier Fund 2 LLC, MPF Income Fund 20, LLC, MP Value Fund 7, LLC, MacKenzie Patterson Special Fund 8, MPF Acquisition Co 3, LLC, Moraga Gold, LLC, Steven Gold, MPF-NY 2005, LLC, and MacKenzie Patterson Fuller, Inc. (collectively, the "MacKenzie Group"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in Century Properties Fund XIX (the "Partnership") on March 24, 2005.

         The Partnership, through its general partner, Fox Partners II, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer due to a conflict of interest. AIMCO Properties, L.P. ("AIMCO Properties"), an affiliate of the general partner, is currently conducting a tender offer for the Units. THEREFORE, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:

                  o AIMCO Properties has indicated that it intends to raise its tender offer price of $261.28 per Unit to match the MacKenzie Group's offer price of $300.00 per Unit.

                  o AIMCO Properties estimated the value of the Units to be $261.28 per Unit using the Partnership's aggregate gross property value as determined by an independent, court-appointed appraiser in 2003, which value was adjusted for, among other things, more recent financial information and AIMCO Properties' own assessment of market trends and general economic outlook. If the Partnership's properties were sold at prices equal to those appraised values, the estimated net liquidation proceeds per Unit is $390.24.

                  o The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $503 per Unit. However, the MacKenzie Group is only offering $300.00 per Unit.

                  o We have recently become aware that in connection with the refinancings of the mortgage indebtedness encumbering three of the Partnership's properties in 2003, the lenders to the Partnership obtained appraisals of those properties, copies of which have been obtained by the Partnership. In appraisal reports dated June 12, 2003, an appraiser concluded that the market value of Plantation Crossing Apartments, a 180-unit apartment complex located in Marietta, Georgia, was $9,200,000 as of May 15, 2003, that the market value of Vinings Peak Apartments, a 280-unit apartment complex located in Cobb County, Georgia, was $16,700,000 as of May 15, 2003, and that the market value of Wood Lake Apartments, a 220-unit apartment complex located in Cobb County, Georgia, was $14,100,000 as of May 15, 2003.


                  o The MacKenzie Group's offer is limited to 16,667 Units. AIMCO Properties' offer is not limited to a maximum number of Units.

                  o The $300.00 per Unit offer price will be reduced by the amount of any distributions declared or made between March 24, 2005 and May 23, 2005, which may be further extended.

                  o Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which



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                           limited partners unaffiliated with the general
                           partner are given an opportunity to consent or object. In addition, as a result of certain voting restrictions placed on certain Units held by an affiliate of AIMCO Properties, the MacKenzie Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

                  o        The Partnership's term expires on December 31, 2007.
                           After the expiration of its term, the Partnership will liquidate its assets and distribute the resulting proceeds in accordance with its agreement of limited partnership. Unless the Partnership's term is extended, the first of any liquidating distributions could occur as soon as the first six months of 2008.

                  o AIMCO Properties and its affiliates, which collectively hold approximately 60.18% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group's offer.

                  o The MacKenzie Group's offer is limited to 16,667 Units. If more than 16,667 Units are tendered in the MacKenzie Group's offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

                  o The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The Direct Investments Spectrum reported a high sale price of $222.00 per Unit and a low sale price of $201.12 per Unit during the period beginning December 1, 2004 and ending January 31, 2005. The American Partnership Board reported a high sale price of $222.00 per Unit and a low sale price of $211.12 per Unit during the period beginning December 1, 2004 and ending February 28, 2005. Please refer to AIMCO Properties' offer to purchase for additional information on past sale prices of the Units, including AIMCO Properties' tender offer prices.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.

                                   Sincerely,

                                   Fox Partners II, General Partner
                                   By:  Fox Capital Management Corporation,
                                   Its Managing General Partner